Exhibit 99.100

Titan Mining Receives Financing Interest of up to US$120 Million from U.S. EXIM Bank for
Kilbourne Graphite Project

Gouverneur, NY, October 7, 2025 – Titan Mining Corporation (TSX:TI, OTCQB: TIMCF), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer, is pleased to announce that the Export-Import Bank of the United States (“EXIM”) has expressed financing interest of up to US$120 million under its “Make More in America” (“MMIA”) initiative for the construction of Titan’s wholly owned Kilbourne Graphite Project in St. Lawrence County, New York.

In parallel with EXIM’s MMIA process, Titan continues to collaborate with the Administration and other U.S. Government Agencies such as the Department of War and the Department of Energy on opportunities for coordinated participation in Titan’s critical-minerals plan through strategic funding, inclusion as a key stakeholder and policy programs incentivizing domestic production and secure resilient supply chains.

A finalized commitment package of this amount from EXIM would potentially represent a substantial portion of the capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its Empire State Mines zinc operations. The Company expects the overall financing structure to be highly capital-efficient for shareholders.

EXIM issued a Letter of Interest (“LI”) recognizing the Kilbourne Project as a strategic U.S. critical-minerals asset aligned with national priorities that will create high-quality American jobs and strengthen U.S. supply chain resilience. The potential financing would support construction of Titan’s planned 40,000-tonne-per-year commercial natural flake graphite facility adjacent to its operating Empire State Mines zinc complex.

Under the indicative terms, EXIM would consider recommending a direct loan of up to US$120 million with a repayment tenor of approximately 12 years, including an interest-only period. The loan would reference the Commercial Interest Reference Rate (CIRR), currently around 5.0%, and would be subject to EXIM’s standard due diligence, environmental, and policy review processes prior to final Board approval.

Rita Adiani, President & CEO of Titan Mining, commented:

“We are proud to expand our partnership with EXIM as we advance the Kilbourne Graphite Project—an asset that will create high-quality U.S. jobs, strengthen critical-mineral supply chains, and position Titan as the leading fully integrated natural flake graphite producer in the United States. This Letter of Interest marks a major milestone toward securing long-term, competitive-rate financing for project development as we continue to prioritize capital efficiency and disciplined balance sheet management supporting any construction decision at the Kilbourne Project.”

EXIM’s MMIA initiative supports domestic manufacturing and critical-infrastructure investments that enhance U.S. competitiveness, job creation, and export potential. Titan previously received EXIM support for expansion of its Empire State Mines zinc operations, underscoring the Company’s track record in successfully partnering with federal agencies to deliver strategic projects in New York State.

The EXIM Letter of Interest (issued prior to the government shutdown)1 is non-binding and does not represent a financing commitment. Titan will continue to work closely with EXIM’s MMIA team to advance due diligence and structure a definitive financing package for the Kilbourne Project in the months ahead.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova

Director, Investor Relations

Phone: (778) 870-7735

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including Titan obtaining financing from EXIM for up to US$120 million; potential construction of the Kilbourne Graphite Project; Titan continues to collaborate with other U.S. government agencies and the Administration on opportunities for coordinated participation in Titan’s critical-minerals plan through strategic funding, inclusion as a key stakeholder and policy programs incentivizing domestic production and secure resilient supply chains; a finalized commitment package of this amount from EXIM would potentially represent a substantial portion of the capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its Empire State Mines zinc operations; the Company expects the overall financing structure to be highly capital-efficient for shareholders; the Kilbourne project will create high-quality American jobs and strengthen U.S. supply chain resilience; the potential financing would support construction of Titan’s planned 40,000-tonne-per-year commercial natural flake graphite facility adjacent to its operating Empire State Mines zinc complex; terms of the potential financing; the Kilbourne Graphite Project will create high-quality U.S. jobs, strengthen critical-mineral supply chains, and position Titan as the leading fully integrated natural flake graphite producer in the United States. When used in this news release words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks that the Company will not qualify for NYSE listing; financing approval risks; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; assumptions that the Company will qualify for NYSE American listing; assumptions that the Company and EXIM will agree to financing terms; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

[1]	Issued on September 30, 2025